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Exhibit 99

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

May 31, 2002

Ladies and Gentlemen:

        Arthur Andersen LLP has represented to Chart House Enterprises, Inc. that the Chart House Enterprises, Inc. Corporate Employees 401(k) Plan audit completed for the year ending December 31, 2001 was subject to Andersen's quality control system for the United States accounting and auditing practice. Arthur Andersen LLP has provided assurance to Chart House Enterprises, Inc. that the audit engagement was conducted in compliance with professional standards. The audit was conducted with the appropriate continuity and availability of personnel, in the United States, as well as the appropriate availability of national office consultation.

Sincerely,
/s/ KENNETH R. POSNER
Kenneth R. Posner President and Chief Financial Officer

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Exhibit 99